March 9, 2011

Via Edgar

Matthew Crispino, Esq.
United States Securities and Exchange Commission
Division of Corporation Finance
100 F Street, N.E.
Washington, D.C. 20549

Re:          Bluesphere Corp.
Annual Report on Form 10-K Filed December 28, 2010
Quarterly Report on Form 10-Q Filed February 14, 2011
File No. 333-147716

Dear Mr. Crispino:

Further to your letter dated February 23, 2010 regarding the above-captioned matters and our subsequent telephone conversation, we have submitted via the Edgar system for filing with the Securities and Exchange Commission (the “Commission”) an amended annual report on Form 10-K and an amended quarterly report on Form 10-Q, in each case, revised (we believe) to reflect your comments except as stated below.

Item 15.  Exhibits, Financial Statements, Schedules, page 13

You noted that we have filed only three of our agreements – the nitric acid plant in Uzbekistan and the two Ukrainian landfills – and asked if we intend to file the contracts from our other projects.

We considered this and decided against filing any other agreements.  As now disclosed in the amended 10K, each of our agreements is binding on our counter-parties, but not on us in the sense that we can terminate without prejudice if at any point in time during the term of the agreement the project’s anticipated economic return is not attractive in our opinion (our counterparties have no such right).   This feature renders each of these agreements into what amounts to an option in our favor.  We have the ability to perform or not perform as we see fit from an economic return perspective.  We can conclude that the anticipated return of a particular project is not sufficiently attractive without having made or incurred any material expenditures in respect of such project.  That is not our intention, as we believe these projects have sufficient returns and potential to warrant implementing them.  But, nonetheless, we retain such a right.  As such, we are not substantially dependent on any of these agreements.  The fact that we filed our first three agreements was due to different counsel working for the company at such time.  Such counsel did not appreciate this element of the structure and therefore concluded that we are substantially dependent on each of these agreements.  Now that the structure and its significance is better understood, we reached a different conclusion.

35 Asuta St. Even Yehuda, Israel  40500 | Tel: +972-9-8917438, Fax: +972-9-8998615
London Office: Pall Mall 100 St. James London, SW1Y 5NQ UK | Tel: +44-020-73213716
www.bluespherecorporate.com

In addition to the foregoing, we acknowledge that:

•	we are responsible for the adequacy and accuracy of the disclosure in our filings;

•	staff comments or changes to disclosure in response to staff comments do not foreclose the Commission from taking any action with respect to the filing; and

•	we may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

Please direct any and all future correspondence on these amended reports or any other matters to my attention at mark@bluespherecorporate.com or +972 77 535 0716.

Kind regards.

Mark Radom
Chief Carbon Officer and Counsel

35 Asuta St. Even Yehuda, Israel  40500 | Tel: +972-9-8917438, Fax: +972-9-8998615
London Office: Pall Mall 100 St. James London, SW1Y 5NQ UK | Tel: +44-020-73213716
www.bluespherecorporate.com